BNP Paribas buys 5.6 percent stake in Shinhan for 1.04 Tril. Won

•	KDIC sold its 5.6 percent equity stake in SFG to BNP Paribas

•	Remaining 0.62 percent sold to institutional investors through over-time block sale.

On April 11, 2006, Shinhan Financial Group announced that 22,360,302 shares of its common shares (6.22%) held by KDIC were sold through over-time block sale. 20,124,272 shares (5.6%), which is the 90 percent of the total sales by KDIC, were sold to the BNP Paribas Group.

Shares sold on April 11,2006 were the 50 percent of total redeemable convertible preferred stocks issued by Shinhan Financial Group in 2003 for Shinhan’s acquisition of Chohung bank. KDIC owns 100% of those preferred stocks issued, and it converted 50% of its redeemable convertible preferred stocks to the common stocks in November, 2005. KDIC will have the option to convert the rest from August, 2006.

Through this transaction, BNP Paribas Group became the largest shareholder of Shinhan Financial Group from owning 13,557,832 shares (3.77%) to 33,682,104 shares (9.38%).

Shinhan Financial Group has been searching for the strategic investor in order to minimize any possible overhanging issues from the sales of KDIC’s equity stake. It said that BNP Paribas Group has been a great strategic investor since the foundation of the Group in 2001 and has further enhanced its partnership by acquiring additional equity stake with this transaction.

The strategic alliance between Shinhan Financial Group and BNP Paribas Group began in 2001. Currently, Shinhan BNP Paribas ITMC and SH&C Life Insurance are joint venture companies operating as subsidiaries of Shinhan Financial Group with 50 percent of ownership by each company. In addition, one of the outside directors of Shinhan Financial Group is represented by the BNP Paribas Group.